
November 23, 2022

Catherine Hoovel
Chief Accounting Officer
McDonald's Corporation
110 North Carpenter Street
Chicago, Illinois, 60607

> **Re: McDonald's Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **Form 10-Q for the Quarter Ended June 30, 2022**
> **Filed August 4, 2022**
> **File No. 001-05231**

Dear Catherine Hoovel:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services